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FOR IMMEDIATE RELEASE                                               EXHIBIT 2.1
Tuesday, January 16, 2001


                               AHL SERVICES, INC.

                   - Announces Restructuring of Business Unit
                   - Discusses Positive Outlook for 2001


ATLANTA, GA., JANUARY 16, 2001--AHL Services, Inc., ("NASDAQ:AHLS") a leading provider of outsourced business services in the United States and Europe, today announced that as a result of a recent decision it will discontinue operations of its store set-up business unit, formerly called PIMMS. AHL will take one-time, non-cash charges in Q4 of 2000 of approximately $80 million related to the closing of the unit.

Edwin R. Mellett, Chairman and Chief Executive Officer of AHL said, "As was previously announced, AHL has recently completed a comprehensive strategic review. We are focusing our resources on those businesses where core competencies can be leveraged to realize leadership positions in profitable, growing markets. We announced the sale of the U.S. staffing business in October 2000 and the sale of the aviation and facility services businesses in December 2000. The decision to exit the store set-up business is consistent with our strategy and generates significant immediate shareholder value."

"The exit of the unprofitable store set-up business offsets the gain from the sale of the aviation and facility services businesses completed in December 2000. This will reduce income tax payment obligations by more than $30 million, which will be used to retire debt and reduce interest expense. Although the impact of exiting the business will reduce 2001 revenues by approximately $20 million, the EBIT impact will be neutral as exit costs are expected to approximate the eliminated operating loss of the business," Mellett added. The Q4 2000 charge includes the write-off of goodwill, working capital and other costs associated with the discontinuance of PIMMS.

Mellett further explained AHL's decision, saying "The Company entered the merchandising services business in 1999 by acquiring two businesses, PIMMS and ServiceAdvantage. ServiceAdvantage concentrated solely on in-store merchandising services, whereas PIMMS primarily provided services for store set-up. The comprehensive strategic review of the store set-up business indicated that AHL has more attractive options and that the store set-up business did not meet criteria for continued investment. The store set-up business had become more project driven than anticipated with increasing surge capacity requirements and difficult to forecast utilization rates. To become a profitable leading business would require significant additional investment to develop geographic density and maintain a national infrastructure."


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In conclusion, Mellett reiterated AHL's commitment to the merchandising services business, saying, "We are very positive about our opportunities within the merchandising arena based on the performance of ServiceAdvantage. ServiceAdvantage has an excellent strategy, business model and service delivery system. During 2000, ServiceAdvantage revenues grew over 50 percent and delivered strong margins. It is a great fit with our other marketing services businesses and is a business that we plan to aggressively develop."

December quarter 2000 results will be released on February 19. Mellett commented that, "While these results are currently being finalized, we believe our ongoing business units (Marketing Support Services and specialized European Staffing) completed the quarter with positive momentum and will achieve performance expectations. Our discontinued operations and the businesses sold are not expected to meet performance expectations due to some operating weaknesses and charges associated with the disposals."

OUTLOOK FOR 2001

Mellett also said, "The strategic initiatives of 2000 have created an excellent platform for growth in 2001 and beyond. Our focus is more concentrated on attractive, profitable, growth markets; our debt level has been substantially reduced and our balance sheet strengthened. We have renewed capacity to accelerate development both organically and by acquisition."

 "Excluding any future acquisitions and based on a constant foreign exchange rate for the dollar, we expect to grow revenues by 12-15% in 2001 for our current business lines. EBITDA is forecast to expand 18-20% to approximately $40 million. We also expect to achieve current analyst estimates from continuing operations of $.68-$.70 earnings per share."

AHL SERVICES, INC.

AHL Services, Inc., headquartered in Atlanta, GA, is a leading provider of outsourced business services including marketing services within the United States and skilled and semi-skilled staffing services in Europe. Marketing services includes the integrated fulfillment of products, promotions and trade materials, customer relationship management, information management and merchandising services. AHL's European staffing services, which operates in Germany and the United Kingdom, provide electricians, welders, plumbers and light industrial workers.

Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors which could affect the Company's actual results include general economic conditions, pricing actions taken by competitors, labor relations, regulatory changes, integration of acquisitions, changes in international trade and other laws which impact the way in which the Company conducts its business.

INVESTOR CONTACT:
Ronald J. Domanico
EVP & Chief Financial Officer
404-267-2222